Affinia Therapeutics Inc.

43 Foundry Ave, Suite 120

Waltham, MA 02453

December 2, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jane Park

Suzanne Hayes

RE:	Affinia Therapeutics Inc.

Withdrawal of Registration Statement on Form S-1

File No. 333-262004

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Affinia Therapeutics Inc. (the “Registrant”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-1 (File No. 333-262004) together with all exhibits and amendments thereto (collectively, the “Registration Statement”) initially filed with the Commission on January 4, 2022.

The Registrant has determined not to pursue the public offering to which the Registration Statement relates at this time. The Registration Statement has not been declared effective by the Commission and the Registrant confirms that no securities have been sold pursuant to the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, pursuant to Rule 457(p) of the Securities Act, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Registrant proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) promulgated under the Securities Act.

Should you have any questions regarding this request, please do not hesitate to contact counsel to the Registrant, Ryan Sansom of Cooley LLP at (617) 937-2335, or in his absence, Denny Xu at (617) 937-2430.

Sincerely,

Affinia Therapeutics Inc.

By:	/s/ Rick Modi
Name:	Rick Modi
Title:	Chief Executive Officer

cc:	Ryan Sansom, Cooley LLP

Denny Xu, Cooley LLP